November 9, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: GraniteShares ETF Trust (File Nos. 333-214796 and 811-23214) – Application for Withdrawal of Post-Effective Amendment No. 317 Pursuant to Rule 477 under the Securities Act of 1933

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), GraniteShares ETF Trust (the “Trust”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal of Post-Effective Amendment No. 317 to the Trust’s Registration Statement on Form N-1A, filed with the Commission on May 28, 2026 pursuant to Rule 485(a)(2) under the 1933 Act (Accession No. 0001493152-26-025650) (the “Amendment”). The Amendment was filed to register shares of a new series of the Trust, the GraniteShares Orbital AI ETF (the “Fund”).

The Trust also requests the withdrawal of each post-effective amendment filed pursuant to Rule 485(b)(1)(iii) under the 1933 Act solely to designate a new effective date for the Amendment (the “Delaying Amendments”).

The Trust is requesting withdrawal of the Amendment and the Delaying Amendments because it has determined to make material changes to the Fund’s principal investment strategies. The Trust intends to register shares of the Fund, as revised, in a new post-effective amendment to be filed pursuant to Rule 485(a) under the 1933 Act.

The Amendment has not become effective, and no securities of the Fund have been sold in connection with the Amendment or the Delaying Amendments. The Trust believes that the withdrawal is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

This application relates solely to the Amendment and the Delaying Amendments. It does not affect the Trust’s Registration Statement with respect to any other series of the Trust.

If you have any questions regarding this application, please contact Andrew J. Davalla of Thompson Hine LLP at (216) 566-5706.

Very truly yours,

GRANITESHARES ETF TRUST

By:	/s/ William Rhind
Name:	William Rhind
Title:	President

cc: Daniel Greenspan, Division of Investment Management

Andrew J. Davalla, Thompson Hine LLP